UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2021

Commission File Number 001-15170

GlaxoSmithKline plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Issued: 22 February 2021, London UK

Sanofi and GSK initiate new Phase 2 study of their adjuvanted recombinant protein-based COVID-19 vaccine candidate

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New Phase 2 study assesses potential for refined antigen formulation to achieve optimal immune response, including in older adults
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If results are positive, Phase 3 study to start in Q2 2021, with vaccine expected to be available in Q4 2021
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In parallel, development work on new SARS-CoV-2 variants underway

Sanofi and GlaxoSmithKline (GSK) announced today the initiation of a new Phase 2 study with 720 volunteers aged 18 and over to select the most appropriate antigen dosage for Phase 3 evaluation of their adjuvanted recombinant protein COVID-19 vaccine candidate.

"Over the past few weeks, our teams have worked to refine the antigen formulation of our recombinant-protein vaccine, based on learnings from our initial Phase 1/2 study." said Thomas Triomphe, Executive Vice President and Head of Sanofi Pasteur. "We are confident that our vaccine candidate has strong potential and we are very encouraged by the latest preclinical data. This new Phase 2 study will enable us to identify the final vaccine formulation for adults of all ages. We have demonstrated our commitment to focusing efforts and capabilities towards the global fight against the pandemic, and this new study takes us a step closer to achieving our primary goal of developing a COVID-19 vaccine with a good efficacy and safety profile."

Roger Connor, President of GSK Vaccines added, "We are pleased to be starting this new Phase 2 study. The world needs multiple vaccines and we are confident that combining our proven pandemic adjuvant system with this improved antigen formulation will have significant potential as the pandemic evolves. We look forward to further progressing this vaccine candidate to Phase 3 in Q2 2021, if this Phase 2 study is successful."

In parallel to the new Phase 2 study and recognising the global emergence of new SARS-CoV-2 variants and their potential impact on vaccine efficacy, Sanofi has commenced development work against new variants which will be used to inform the next stages of the Sanofi/GSK development programme.

About the Phase 2 study
The new Phase 2 trial is a randomized, double-blind, multi-centre dose finding study conducted in adults aged 18 years of age and older to evaluate the safety, reactogenicity, and immunogenicity of two injections given 21 days apart. The trial will include equal numbers of adults 18 to 59 years and those 60 years and above.

Three different antigen doses with a fixed dose of adjuvant will be tested in a total study population of 720 volunteers, in the United States, Honduras and Panama. Results of the Phase 2 trial will inform the Phase 3 protocol.

In December 2020, Phase 1/2 study results showed an immune response comparable to patients who had recovered from COVID-19 in adults aged 18 to 49 years, but a lower immune response in older adults, likely due to an insufficient concentration of the antigen. If data from the new Phase 2 trial are positive, a global Phase 3 study is planned for Q2 2021. Positive results from the Phase 3 study would lead to regulatory submissions in the second half of 2021, with the vaccine expected to be available in Q4 2021, if approved.

The advancement of the trial programme is supported by the United States' Biomedical Advanced Research and Development Authority (BARDA), part of the HHS Office of the Assistant Secretary for Preparedness and Response under contract W15QKN-16-9-1002. Sanofi and GSK's adjuvanted recombinant protein-based COVID-19 vaccine candidate was selected in July 2020 by the U.S. government in order to accelerate its development and manufacturing.

About the GSK / Sanofi partnership
In the partnership between the two Companies, Sanofi provides its recombinant antigen and GSK contributes its pandemic adjuvant, both established vaccine platforms that have proven successful against influenza. The recombinant technology combined with GSK's adjuvant could offer the advantages of stability at temperatures used for routine vaccines, the ability to generate high and sustained immune responses, and the potential to prevent virus transmission.

GSK commitment to tackling COVID-19
GSK's response to COVID-19 has been one of the broadest in the industry, with two potential treatments in addition to our vaccine candidates in development.

GSK is collaborating with several organisations on COVID-19 vaccines by providing access to our adjuvant technology. In addition to work with Sanofi, our collaboration with Medicago on an adjuvanted, protein-based vaccine candidate is now in late-stage clinical trials.  An earlier stage collaboration with SK Bioscience is also ongoing, with funding from CEPI and Bill and Melinda Gates Foundation, to develop differentiated, affordable COVID-19 vaccines for supply globally through the COVAX facility.   The use of an adjuvant can be of particular importance in a pandemic since it may reduce the amount of vaccine protein required per dose, allowing more vaccine doses to be produced, contributing to protecting more people.

GSK is also working with mRNA specialist, CureVac, to jointly develop next generation, multi-valent mRNA vaccines for COVID-19 with the potential to address multiple emerging variants in one vaccine.   GSK will also support manufacturing of up to 100m doses of CureVac's first generation COVID-19 vaccine, if approved.

GSK is also exploring potential therapeutic or treatment options for COVID-19 patients. We are collaborating with Vir Biotechnology to develop existing and identify new anti-viral antibodies that could be used as therapeutic or preventive options for COVID-19. We are also assessing whether an investigational monoclonal antibody, otilimab, can help some severely ill COVID-19 patients who experience an overreaction of their immune system.

About Sanofi
Sanofi is dedicated to supporting people through their health challenges. We are a global biopharmaceutical company focused on human health. We prevent illness with vaccines, provide innovative treatments to fight pain and ease suffering. We stand by the few who suffer from rare diseases and the millions with long-term chronic conditions.

With more than 100,000 people in 100 countries, Sanofi is transforming scientific innovation into healthcare solutions around the globe.

Sanofi, Empowering Life

About GSK
GSK is a science-led global healthcare company with a special purpose: to help people do more, feel better, live longer. For further information please visit www.gsk.com/about-us.

GSK enquiries:
Media enquiries:	Simon Steel	+44 (0) 20 8047 5502	(London)
	Simon Moore	+44 (0) 20 8047 5502	(London)
	Kristen Neese	+1 804 217 8147	(Philadelphia)
	Kathleen Quinn	+1 202 603 5003	(Washington DC)

Analyst/Investor enquiries:	Sarah Elton-Farr	+44 (0) 20 8047 5194	(London)
	Sonya Ghobrial	+44 (0) 7392 784784	(Consumer)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 4855	(Philadelphia)

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described under Item 3.D "Risk Factors" in the company's Annual Report on Form 20-F for 2019 and as set out in GSK's "Principal risks and uncertainties" section of the Q4 Results and any impacts of the COVID-19 pandemic.

Registered in England & Wales:
No. 3888792

Registered Office:
980 Great West Road
Brentford, Middlesex
TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GlaxoSmithKline plc
(Registrant)

Date: February 22, 2021

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc